Exhibit 99.2

Chi-Med Initiates First-In-Human Clinical Trial of Novel FGFR Inhibitor HMPL-453 in Australia

London: Tuesday, February 14, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that it has initiated the first-in-human (“FIH”) Phase I clinical trial of HMPL-453 in Australia.  HMPL-453 is a novel, highly selective and potent small molecule inhibitor targeting fibroblast growth factor receptor (“FGFR”).  The first drug dose was administered on February 14, 2017.

FGFRs are a sub-family of receptor tyrosine kinases.  Activation of FGFR signaling pathways is central to several biological processes, including angiogenesis, tissue growth and repair.  Given its complexity and critical role in a number of important physiological processes, aberrant FGFR signaling has been found to be a driving force in tumor growth, promotion of angiogenesis, as well as, conferring resistance to anti-tumor therapies.  To date, there are no approved therapies specifically targeting the FGFR signaling pathway.

The FIH dose-escalation trial aims to evaluate the safety, tolerability, pharmacokinetics and preliminary anti-tumor activity of HMPL-453 in patients with advanced or metastatic solid malignancies, who have failed or are unable to tolerate standard therapies or for whom no standard therapies exist.  This open-label study consists of two preliminary phases, a dose-escalation (stage 1) and a dose-expansion stage (stage 2).

In pre-clinical studies, HMPL-453 demonstrated superior potency and better kinase selectivity as compared to other drugs in the same class, as well as a favorable safety profile.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02966171.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL-453, plans to initiate clinical studies for HMPL-453, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate HMPL-453 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL-453 for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500